ICA REPORTS SECOND QUARTER 2004 RESULTS


     Mexico City, July 28, 2004. Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the second quarter of 2004. ICA noted the following highlights:

     o Second quarter revenues rose 39 percent to Ps. 3,105 million, compared to Ps. 2,235 million recorded in the second quarter of 2003.

     o Operating income for the second quarter of 2004 was Ps. 75 million, an increase of 212 percent compared to Ps. 24 million in the same period of 2003.

     o EBITDA  generated  during the quarter was Ps. 377 million,  equivalent to
12.1 percent of sales. During the prior year period, the comparable figures were Ps. 112 million and 5 percent, respectively.

     o The integral cost of financing was Ps. 25 million, a 43 percent reduction from the same period of 2003.

     o General and administrative expenses rose 41 percent to Ps. 299 million from the prior year period, primarily as a result of an increase in the expenses associated with preparing bid documents for new projects, which were Ps. 76 million in the second quarter of 2004, a 276 percent increase from the Ps. 21 million recorded during the second quarter of 2003.

     o During the quarter, ICA was awarded new projects and contract additions of Ps. 3,590 million. ICAs construction consolidated backlog as of March 31, 2004 was Ps. 15,551 million, equivalent to 17 months of work based on the volume of work executed in the second quarter of 2004. o Total debt at June 30, 2004 was Ps. 6,997 million, an increase of Ps. 2,075 million compared to Ps. 4,922 million at June 30, 2003. The increase in total debt primarily reflects the incurrence of debt in connection with the El Cajon hydroelectric project, which represents 60.4 percent of ICAs total debt at June 30, 2004. Excluding El Cajon, ICA had a decrease of Ps. 1,995 million in total debt compared with the second quarter of 2003.

     o Purchase offers were received for the Deprisa and Alsur subsidiaries, at prices below their book values. The book values of Deprisa and Alsur were adjusted to equal the estimated sales price. At the close of the first half of 2004, the estimates for the previously established recovery values for the main long term assets were reviewed, taking into account the present value of future cash flows. The net effect was a charge of Ps. 54 million to Other Expense.

     ICA recorded a net loss of majority interest of Ps. 112 million in the second quarter of 2004, compared to a loss of Ps. 88 million in the second quarter of 2003.

CONSOLIDATED RESULTS
Second Quarter 2004

   (Ps. Million)                               2Q2003        2Q2004   Change (%)
--------------------------------------------------------------------------------
Revenues ..............................         2,235         3,105         39
Operating income ......................            24            75        212
  Operating margin ....................             1.1%          2.4%
EBITDA ................................           112           377        237
  EBITDA margin .......................             5.0%         12.1%
Net (loss) of majority interest .......           (88)         (112)       n.m.
Earnings per share (Ps.) ..............            (0.14)        (0.06)
Weighted average shares
outstanding (million) .................           621.56      1,865.05     200
--------------------------------------------------------------------------------

     n.m. = not meaningful EBITDA = Operating income plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation.

     ICA recorded second quarter revenues of Ps. 3,105 million, a 39 percent increase from second quarter 2003 levels. The El Cajon hydroelectric project accounted for 28 percent of total revenues and was also 28 percent complete as of June 30, 2004. During the second quarter, revenues from Mexico represented 79 percent of total revenues, while revenues in foreign currency also accounted for 79 percent of the total.

     Second quarter operating costs were Ps. 2,732 million, an increase of 37 percent compared to Ps. 1,999 million in the same period of 2003. The increase in operating costs reflected the increase in work volumes. ICA is in negotiations with the Federal Electricity Commission (CFE) regarding recognition of increased prices for steel, in accordance with the guidelines published by the Federal Comptrollers Office.

     General and administrative expenses in the second quarter of 2004 totaled Ps. 299 million, or 41 percent above the Ps. 212 million registered during the second quarter of 2003. The increase in general and administrative expenses reflected higher expenses associated with the preparation of bid proposals, which were Ps. 76 million in the second quarter of 2004, compared with the Ps. 23 million recorded in the second quarter of 2003, which reflect a higher demand for construction services.

     Operating income during the second quarter of 2004 was Ps. 75 million, an increase of 212 percent compared to Ps. 24 million during the same quarter of 2003.

     EBITDA generated in the second quarter of 2004 was Ps. 377 million, or 12.1 percent of revenues, representing an increase of Ps. 265 million over the Ps. 112 million in EBITDA generated in the second quarter of 2003. EBITDA should not be considered as an indicator of free cash flows.

     The integral cost of financing in the second quarter of 2004 was Ps. 25 million, compared to Ps. 43 million recorded in the second quarter of 2003, and consisted of the following:



   (Ps. Million)                             2Q2003            2Q2004
---------------------------------------------------------------------------
Interest Expense .......................       119               73
Interest (Income) ......................      (31)              (45)
Exchange (Gain) Loss ...................      (37)               (2)
Monetary (Gain) Loss ...................       (8)               (1)
---------------------------------------------------------------------------
Integral Financing Cost ................       43                25


     The decrease in the integral financing cost in the second quarter of 2004 compared to the same period of 2003 is the result of the repayment of short term, high interest rate debt, and the refinancing of long term debt at lower rates. Interest expense for the quarter was Ps. 73 million, compared to the Ps. 119 million recorded in the second quarter of 2003. There was an exchange gain of Ps. 2 million, compared to a Ps. 37 million gain recorded in the second quarter of 2003. The weighted average interest rate on debt was 4.4 percent during the quarter, compared to 9.3 percent during the 2003 period.

     During the second quarter, there was Other Expense of Ps. 67 million, principally as a result of:

     |X| Ps. 54 million, net, for adjustments in the value of long term assets, including the investments in Deprisa and Alsur, based on purchase offers received and adjustments in other long term assets on the basis of a review of the present value of future cash flows;

     |X| A loss on sale of shares in Cimesa of Ps. 16 million;

     |X| Severance payments of Ps. 4 million; and

     |X| Ps. 7 million in gains on asset sales and sale of services.

     The tax provision in the second quarter of 2004 was Ps. 102 million, of which Ps. 93 million were for deferred taxes and Ps. 9 million was current taxes.

     ICA recognized a gain of Ps. 15 million from its investments in unconsolidated affiliates in the quarter, primarily reflecting gains of Ps. 17 million at Holding Dicomex, Ps. 5 million at CIMA, and Ps. 1 million at SETA, which were partially offset by a loss of Ps. 13 million on the Caruachi Hydroelectric Project in Venezuela.

     ICA recorded a net loss of majority interest of Ps. 112 million in the second quarter of 2004, equivalent to a loss of Ps. 0.06 per share (US$ 0.03 per ADS) based on 1,865.05 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 88 million recorded in the second quarter of 2003, equivalent to a loss of Ps. 0.14 per share (US$ 0.07 per ADS), based on a weighted average of 621.56 million shares outstanding.


SEGMENT RESULTS

Segment results are shown in the following table:

   (Ps. million)                            2Q2003      2Q2004        Change (%)
--------------------------------------------------------------------------------
Civil Construction
    Revenues .......................         396         1,158            192
    Operating Margin ...............           8.3%          5.8%
Industrial Construction
    Revenues .......................       1,056         1,069              1
    Operating Margin ...............          (3.9%)        (2.6%)
CPC-Rodio
    Revenues .......................         467           588             26
    Operating Margin ...............           4.4%          2.8%
Other Segments
    Revenues .......................         315           290             (8)
    Operating Margin ...............           3.7%          6.4%
--------------------------------------------------------------------------------


     Civil Construction revenues rose, principally as a result of work on the El Cajon hydroelectric project and the Tejocotal-Nuevo Necaxa portion of the Mexico-Tuxpan highway project.

     Industrial Construction revenues were generated principally from work completed on the La Laguna II power plant in Coahuila, the May A and May B marine drilling platforms and four marine drilling platforms for the
Ku-Maloob-Zaap fields. The negative operating margin of 2.6 percent was principally the result of Ps. 76 million in costs associated with the preparation of bid proposals for new industrial construction projects. In addition, a decrease in the rate of execution of the Chicontepec oil field project reduced that projects margins.

     CPC-Rodio  generated revenues of Ps. 588 million and an operating margin of
2.8 percent, reflecting the performance of projects, primarily in Spain, where new work has lower margins than in the past.



   (Ps. Million)                          Operating       Operating
                                          Revenues           Results  Margin (%)
--------------------------------------------------------------------------------
Total Other Segments ...............      290            18             6.2
    Real Estate and Housing ........      166             3             1.6
    Infrastructure Operations ......       93            10            10.9
    Others .........................       31             6            18.4
--------------------------------------------------------------------------------

     Other Segments accounted for 9.3 percent of total revenues during the quarter.

     Housing and Real Estate results primarily reflect the operations of the housing unit, ViveICA, which accounted for 87 percent of the segments revenues. ViveICA had total sales of 526 units during the quarter, the same as the prior year period. Units are only reported as sold once title has been transferred. As a result in delays in completing title transfers, there are some 425 finished units in inventory pending completion of the sale process.

     The real estate unit reported sales of Ps. 21 million, with a positive operating margin.

     The segment had an operating profit of Ps. 3 million, with a margin of 1.6 percent.

     Infrastructure Operations sales decreased to Ps. 93 million in the second quarter of 2004 from Ps. 108 million during the second quarter of 2003 primarily as a result of asset divestments. The segments operating results of Ps. 10 million reflect a 10.9 percent margin, compared to a negative margin of 2.6 percent during the second quarter of 2003.

     Others includes Alsur, which is expected to be sold as part of ICAs divestment program, registered sales of Ps. 31 million and Ps. 6 million in operating profit.


CONSTRUCTION BACKLOG

                                                                        Months
                                                                    Construction
                                                       Ps. Million   Equivalent*
------------------------------------------------------ ------------ ------------
Balance, March 2004 ..................................      14,749            16
    New contracts and contract additions .............       3,590             4
    Work executed ....................................       2,789             3
------------------------------------------------------ ------------ ------------
Balance, June 2004 ...................................      15,551            17
------------------------------------------------------ ------------ ------------

Non Consolidated Backlog ** ..........................          10             0
------------------------------------------------------ ------------ ------------
Global Backlog .......................................      15,561            17
------------------------------------------------------ ------------ ------------

     * Months of work based on the volume of work executed in the second quarter of 2004. ** Non Consolidated Backlog represents ICAs proportion of the work of unconsolidated affiliates.

     ICAs backlog increased by Ps. 3,590 million compared to second quarter 2003 levels. The most important projects added during the second quarter of 2004 were four marine production Platforms for the Ku-Maloob-Zaap fields in the Gulf of Mexico northeast region, the Iztapalapa Hospital in Mexico City, work on the Toluca Airport in the State of Mexico, and various Rodio projects in Spain and Portugal.

     At the end of the second quarter, projects in Mexico represented 97 percent of the total backlog, and public sector clients were 63 percent of the total.

El Cajon Hydroelectric Project


     The following table summarizes the main financial statement accounts of the El Cajon Hydroelectric project included in ICAs financial statements:


(Ps. million)                                      1Q2004        2Q2004
------------------------------------------- ------------- --------------
------------------------------------------- ------------- --------------

Income Statement
------------------------------------------- ------------- --------------
------------------------------------------- ------------- --------------
   Revenues ...............................          653            869
   Operating Results ......................           37             53
   Operating Margin .......................            6%             6%

Balance Sheet
------------------------------------------- ------------- --------------
  Total Assets ............................        4,219          4,979
      Cash and Cash Equivalents ...........          862            739
      Trade and Contract Receivables ......           30             14
      Other Receivables ...................          111            134
      Inventory ...........................           47             74
      Other Current Assets ................           21             17
   Total Current Assets ...................        1,071            978
   Long Term Assets .......................        2,627          3,571
Total Liabilities .........................        4,127          4,850
 Current Liabilities ......................          456            485
 Long Term Liabilities ....................        3,578          4,228
 Other Liabilities ........................           92            137
Equity ....................................           92            130
------------------------------------------- ------------- --------------



     The El Cajon hydroelectric project was 28 percent complete as of June 30, 2004, and generated Ps. 869 million in second quarter revenues and Ps. 53 million in operating income, with a 6 percent operating margin.

     In accordance with the new rules established by the Federal Comptrollers Office on May 21, 2004, ICA is in the process of presenting the necessary information to the Federal Electricity Commission (CFE) regarding recognition of increased prices for steel.

     At the close of the second quarter, US$ 212.1 million in long term financing for the project has been disbursed. Disbursements that have already been made represent 31 percent of the total financing amount of US$ 682.4 million.

     Total liabilities attributable to El Cajon were Ps. 4,850 million, of which 10 percent was short term and 90 percent long term. The syndicated loan is shown on ICAs balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, is shown as a liability. A counterpart short term or long term asset is recorded, to reflect the unused portion of the bond proceeds.

CONSOLIDATED RESULTS
January - June

                                              Jan-Jun          Jan-Jun    Change
     (Ps. Million)                              2003             2004        (%)
--------------------------------------------------------------------------------
Revenues ...........................           4,209           5,622          34
Operating income ...................              73             138
  Operating margin .................               1.7%            2.5%
EBITDA .............................             250             688         175
  EBITDA margin ....................               5.9%           12.2%
Net (loss) of majority interest ....            (361)           (196)
Earnings per share (Ps.) ...........              (0.58)          (0.11)
Weighted average shares
outstanding (million) ..............             621.56        1,857.02      200
--------------------------------------------------------------------------------


     Revenues increased 34 percent to Ps. 5,622 million in the first half of 2004 compared to Ps. 4,209 million in the first half of 2003. Operating income was Ps. 138 million, an 88 percent increase from the Ps. 73 million in the same period of 2003. EBITDA increased by Ps. 438 million to Ps. 688 million in the first six months of 2004 from Ps. 250 million in the first six months of 2003. The EBITDA margin for the six months of 2004 was 12.2 percent. Net income of majority interest registered a loss of Ps. 196 million, an improvement of Ps. 165 million compared to the loss of Ps. 361 million recorded in the same period of 2003. The loss per share in the first six months of 2004 was Ps. 0.11 ($0.06 per ADR), based on 1,857.02 million weighted average shares outstanding, compared to a loss per share of Ps. 0.58 (US$ 0.30 per ADR) based on 621.56 million weighted average shares outstanding during the first six months of 2003.



BALANCE SHEET

    (Ps. million; end of period)                  2Q2003       2Q2004 Change (%)
--------------------------------------------------------------------------------
Current assets ...............................     5,928        7,972         35
    Of which: Cash and cash equivalents ......     1,950        2,508         29
                    Accounts receivable ......     1,845        2,582         40
Long term investments ........................     6,079        8,894         46
Property, plant and equipment ................     1,315        1,100       (16)
Other long term assets .......................       193          506        162
Total assets .................................    13,515       18,473         37
Current liabilities ..........................     6,682        6,383        (4)
Long term liabilities ........................     3,146        6,495        106
Total liabilities ............................     9,828       12,878         31
Shareholders equity ..........................     3,687        5,594         52
Total liabilities and equity .................    13,515       18,473         37


     As of June 30, 2004, ICA had cash and equivalents of Ps. 2,508 million, an increase of 29 percent compared June 30, 2003, primarily s a result of customer advances for the Toluca Airport, the liquified gas terminal, and the Iztapalapa Hospital projects. Of the total cash and short term cash equivalents, 84 percent was in ICAs joint venture subsidiaries: 50 percent in ICA Fluor, 5 percent in Rodio, and 29 percent in El Cajon. The remaining Ps. 391 million in cash, or 16 percent of the total, was held at the parent company or in other operating subsidiaries.

     Short-term accounts receivable increased to Ps. 2,582 million as of June 30, 2004 from Ps. 1,845 million a year earlier, primarily as a result of the contracting mechanisms used by ICA. Collections are tied to meeting project completion milestones, since the contract terms do not provide for client advances. Accounts receivable related to such projects include Ps. 14 million for access roads to the El Cajon project, in the Civil Construction segment, and Ps. 388 million for the Chicontepec project and Ps. 662 million for the marine platforms, in the Industrial Construction segment. In most cases, such receivables require financing.

     Long term investments in ICAs balance sheet include the certifications for completed work on the El Cajon hydroelectric project, as well as long term investments, totaling Ps. 3,571 million.

     Total liabilities increased to Ps. 12,878 million at the end of June 2004 from Ps. 9,828 million at the end of June 2003 as a result of the increase in long term debt related to the El Cajon hydroelectric project, which offset the repayment of short and long term debt. This balance also reflects the refinancing of short term debt to long term. Additionally, Industrial Construction has contracted Ps. 153 million in working capital financing for the marine drilling platforms May A and May B at the close of the second quarter.

     Shareholders equity was Ps. 5,594 million as of June 30, 2004. The increase in capital to year earlier balances reflects the capital increase that was completed in the first quarter, as well as results during the first semester of 2004.


Debt

     Total debt at the end of the second quarter was Ps. 6,997 million, an increase of Ps. 2,075 million compared to the same period of 2003. The increase is primarily the result of the debt incurred in connection with the El Cajon hydroelectric project, which more than offset the repayment of the convertible bond on March 15, 2004, and the refinancing or repayment of short and long term debt. Excluding the El Cajon Hydroelectric project, ICA had Ps. 2,769 million in debt at the end of the second quarter, a decrease of Ps. 1,995 million compared to the second quarter of 2003.

US$ 212.1 million of the El Cajon financing has been used by ICA.



(Ps. million)                                        2Q2003           2Q2004
--------------------------------------------------------------------------------
Short Term Debt ..........................            2,088           1,009
Long Term Debt ...........................            2,834           5,988
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total Debt ...............................            4,922           6,997
  Of which: El Cajon Project Debt ........             157            4,228
Total Debt, excluding El Cajon ...........            4,764           2,769
Cash .....................................            1,950           2,508
Cash, excluding El Cajon .................            1,947           1,768
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net Debt .................................            2,972           4,490
Net Debt, excluding El Cajon .............            2,817           1,001
--------------------------------------------------------------------------------


     Eighty-one percent of ICAs total debt corresponds to the financing of projects, 14 percent was corporate debt, and 5 percent is operating company debt.

     During the second quarter, payments of Ps. 135 million were made to three financial institutions. In addition, we continue working on the documentation of a refinancing of US$ 35 million in short term debt over 7 years, with the guarantee of a concessioned projects cash flows.

     As of June 30, 2004, 14 percent of ICAs total debt matured in less than one year; 41 percent is securities debt; and 78 percent is denominated in foreign currency, principally dollars.

Liquidity and Financial Ratios

     The current ratio as of the end of the second quarter of 2004 was 1.25, compared to 0.89 in the same period of 2003. The improvement is the result of the closing of the financing for the El Cajon hydroelectric project, the payment of the convertible bond, and the refinancing of short term debt. Part of ICAs cash and cash equivalents has been allocated to obtain the letters of credit needed to guarantee ICAs obligations, which has increasingly been required by clients.

     The  interest  coverage  ratio  (EBITDA/interest  expense)  was 5.15 times,
compared  to  0.94  in  the  prior  year  period.   The  leverage  ratio  (total
debt/equity) decreased to 1.25 in the second quarter, compared to 1.33 in the same period of 2003.


Divestments

     During the second quarter of 2004, ICA carried out divestments of US$ 8.3 million, including:

     -  The   investment   in   Cimesa,   which   was  sold  to  our   partner
Soletanche-Bachy, and operates in Mexico;

     - Deprisa, which operates parking garages in Mexico City and Tampico, was sold for Ps. 57.5 million; the transaction closed on July 20th;

     - A parcel of land in Los Cabos, Baja California Sur;

     - Three Alsur warehouses; and

     - Construction machinery.


     Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of June 30, 2004 purchasing power. The exchange rate used for the conversion of amounts at June 30, 2004 was Ps. 11.50 per US dollar. The sum of line items may not match totals because of rounding.

     This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

INTERNAL CONTROL

     At March 18, 2002, the Board of Directors approved of a policy about general plan of Internal Control.

     The Company has constituted a Auditing Committee composed by external Directors no employees that support to the Board of Directors between another things, the Internal Control Evaluation

     The Internal Auditing is an area of the Company, that provide information about the functioning to the Executive Committee and works with independence, monitoring the application of Internal Control and the correcting accounts records.

     The Internal Control is integrated by a Code of Professional Conduct, Policy accounts Manual, Human Resources Manual, Security Manual and Corporative Quality as well as an Integral Sistem of Financial Information.

     The Board of Directors has approved the Implementation of a program relative to the integration of the elements shape internal control program that is in process of elaboration.